Mail Stop 3561
							January 4, 2006



Alycia Anthony, Chief Executive Officer
Plan A Promotions, Inc.
3010 Lost Wood Drive
Sandy, UT  84092

      Re:	Plan A Promotions, Inc.
		Amendment No. 1 to Registration Statement on
                        Form 10-SB
      Filed December 22, 2005
		File No. 0-51638

Dear Ms. Anthony:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











      Comments
1. In the new disclosure under Item 7 and in response to comment
no.
2, discuss the nature and amount of anything of value received or to
be received by each promoter, directly or indirectly, from the issuer
and the nature and amount of any assets, services or other consideration therefore received or to be received by the registrant.
You may see Item 404(d) of Regulation S-B in this regard. Please note that the $60,000 threshold does not apply to Item 404(d).
2. Describe clearly and identify any prior blank check companies where officers, directors, and affiliates have had involvement. Please include in your response the involvement of the companies in
reverse acquisitions and the current filing status of each with the
Commission.
3. Please explain your conclusory statement that "the Company is not
a `blank check` 	company" in light of the fact that similarly
situated start-up or development stage companies controlled by your control persons purported to have a business plan and, instead of executing their business plans, engaged in reverse acquisitions.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Goldie B. Walker, Financial Analyst, at
(202)
551-3234 or me at (202) 551-3790 with any questions.

						Sincerely,



								John D. Reynolds
								Assistant Director



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Alycia Anthony, Chief Executive Officer
Plan A Promotions, Inc.
January 4, 2006
Page 2